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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                AMENDMENT NO. 26
                                       TO
                                 SCHEDULE 14D-9
            (WITH RESPECT TO THE TENDER OFFER BY QVC NETWORK, INC.)
                            ------------------------
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
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                         PARAMOUNT COMMUNICATIONS INC.
                           (NAME OF SUBJECT COMPANY)
                         PARAMOUNT COMMUNICATIONS INC.
                       (NAME OF PERSON FILING STATEMENT)
                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
             INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------
                                  699216 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------
                              DONALD ORESMAN, ESQ.
                         PARAMOUNT COMMUNICATIONS INC.
                               15 COLUMBUS CIRCLE
                         NEW YORK, NEW YORK 10023-7780
                                 (212) 373-8000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF
                        OF THE PERSON FILING STATEMENT)
                            ------------------------

                                    COPY TO:
                             JOEL S. HOFFMAN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

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

      This Amendment No. 26 supplements and amends to the extent indicated herein the Solicitation/Recommendation Statement on Schedule 14D-9 of Paramount Communications Inc., filed with the Securities and Exchange Commission on November 8, 1993 (as supplemented and amended through the date hereof, the "Schedule 14D-9"), with respect to the Current QVC Offer (as described therein). Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     The response to Item 8 is hereby supplemented and amended as follows:

          On January 24, 1994, Wachtell, Lipton, Rosen & Katz delivered a letter to Paramount, a copy of which is filed as Exhibit No. 88 to the
     Schedule 14D-9 and is incorporated herein by reference. On January 24, 1994, Paramount delivered a response letter to Wachtell, Lipton, Rosen
     & Katz, a copy of which is filed as Exhibit No. 89 to the Schedule 14D-9 and is incorporated herein by reference.

           On January 25, 1994, Shearman & Sterling delivered a letter to Paramount, a copy of which is filed as Exhibit No. 90 to the Schedule 14D-9 and is incorporated herein by reference. On January 25, 1994, Paramount delivered a response letter to Shearman & Sterling, a copy of which is filed as Exhibit No. 91 to the Schedule 14D-9 and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     The response to Item 9 is hereby supplemented and amended to add the following:

        Exhibit 88  -  Letter from Wachtell, Lipton, Rosen & Katz to
                       Paramount dated January 24, 1994.

        Exhibit 89  -  Letter from Paramount to Wachtell, Lipton, Rosen
                       & Katz dated January 24, 1994.

        Exhibit 90  -  Letter from Shearman & Sterling to Paramount dated
                       January 25, 1994.

        Exhibit 91  -  Letter from Paramount to Shearman & Sterling dated
                       January 25, 1994.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          PARAMOUNT COMMUNICATIONS INC.

                                          By        DONALD ORESMAN
                                             ..................................
                                             Name:  Donald Oresman
                                             Title: Executive Vice President

Dated: January 25, 1994

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                                 EXHIBIT INDEX


EXHIBIT                          DESCRIPTION                           PAGE NO.
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     1*  Pages 5, 6 and 10-20 of Paramount's Proxy Statement dated
         January 29, 1993 for its 1993 Annual Meeting of
         Stockholders.
     2* Employment Agreement with Robert Greenberg, a senior vice president of Paramount, dated as of April 5, 1993.
     3*  Press Release issued on November 6, 1993.
     4* Letter to Stockholders of Paramount dated November 8, 1993 with respect to the Viacom Offer.
     5* Letter to Stockholders of Paramount dated November 8, 1993 with respect to the QVC Offer.
     6* Amended and Restated Agreement and Plan of Merger, dated as of October 24, 1993, between Paramount and Viacom.
     7*  Amendment No. 1, dated as of November 6, 1993, to the
         Amended and Restated Agreement and Plan of Merger.
     8* Stock Option Agreement, dated as of September 12, 1993, as amended on October 24, 1993, between Paramount and Viacom.
     9* Voting Agreement, dated as of September 12, 1993, as amended on October 24, 1993, between Paramount and Amusements.
    10*  Press Release issued by Viacom on November 12, 1993.
    11*  Press Release issued on November 15, 1993.
    12* Letter to Stockholders of Paramount dated November 16, 1993 with respect to the QVC Offer.
    13*  Press Release issued by QVC on November 20, 1993.
    14*  Press Release issued by Viacom on November 19, 1993.
    15*  Press Release issued by QVC on November 22, 1993.
    16*  Press Release issued by Viacom on November 22, 1993.
    17*  Press Release issued by QVC on November 23, 1993.
    18*  Press Release issued by Viacom on November 23, 1993.
    19*  Press Release issued by QVC on November 24, 1993.
    20*  Press Release issued by Viacom on November 24, 1993.
    21*  Memorandum Opinion in QVC Network, Inc. v. Paramount
         Communications Inc., et al., Civ. Action No. 13208 (Del. Ch.
         November 24, 1993).
    22*  Preliminary Injunction Order in QVC Network, Inc. v.
         Paramount Communications Inc., et al., Civ. Action No. 13208
         (Del. Ch. November 24, 1993).
    23*  Press Release issued by Paramount on November 24, 1993.
    24*  Press Release issued by Viacom on November 24, 1993.
    25*  Press Release issued by Viacom on November 26,1993.
    26*  Press Release issued by Viacom on November 29, 1993.
    27*  Order of the Delaware Supreme Court dated November 29, 1993.
    28*  Press Release issued by QVC on December 1, 1993.
    29* Revised Memorandum Opinion in QVC Network, Inc. v. Paramount Communications Inc., et al., Civ. Action No. 13208 (Del. Ch.
         November 24, 1993).
    30*  Press Release issued by QVC on December 10, 1993.
    31*  Press Release issued by Paramount on December 9, 1993.


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*Previously filed.

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EXHIBIT                          DESCRIPTION                           PAGE NO.
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    32*  Press Release issued by Viacom on December 9, 1993.
    33*  Order in Paramount Communications Inc., et al. v. QVC
         Network, Inc., Civ. Action No. 13208 (Del. December 9,
         1993).
    34*  Press Release issued by QVC on December 9, 1993.
    35*  Letter from Richards, Layton & Finger to Vice Chancellor
         Jack B. Jacobs of the Delaware Court of Chancery dated
         December 10, 1993.
    36*  Bidding Procedures of Paramount dated December 14, 1993.
    37*  Press Release issued by Paramount on December 14, 1993.
    38* Letter to Stockholders of Paramount dated December 14, 1993 with respect to the Viacom Offer and the QVC Offer.
    39*  Press Release issued by QVC on December 14, 1993.
    40*  Press Release issued by Viacom on December 14, 1993.
    41*  Press Release issued by QVC on December 16, 1993.
    42*  Letter from Wachtell, Lipton, Rosen & Katz to Lazard dated
         December 14, 1993.
    43*  Letter from Simpson Thacher & Bartlett to Wachtell, Lipton,
         Rosen & Katz dated December 15, 1993.
    44*  Press Release issued by Paramount on December 15, 1993.
    45*  Letter from the Delaware Chancery Court to Young, Conaway,
         Stargatt & Taylor; Richards, Layton & Finger; Morris &
         Morris; and Morris, Nichols, Arsht & Tunnell dated December
         14, 1993.
    46*  Revised pages to the Memorandum Opinion in QVC Network, Inc.
         v. Paramount Communications Inc., et al., Civ. Action No.
         13208 (Del. Ch. November 24, 1993).
    47*  Letter from Shearman & Sterling to Lazard dated December 15,
         1993.
    48*  Letter from Simpson Thacher & Bartlett to Shearman &
         Sterling dated December 16, 1993.
    49*  Letter from Simpson Thacher & Bartlett to Wachtell, Lipton,
         Rosen & Katz dated December 17, 1993.
    50*  Press Release issued by Paramount on December 20, 1993.
    51*  Press Release issued by QVC on December 22, 1993.
    52*  Press Release issued by Paramount on December 22, 1993.
    53* Agreement and Plan of Merger, dated as of December 22, 1993, between Paramount and QVC.
    54*  Voting Agreement dated December 22, 1993 among BellSouth
         Corporation, Comcast Corporation, Cox Enterprises, Inc.,
         Advance Publications, Inc. and Arrow Investments, L.P.
    55* Letter to Stockholders of Paramount dated December 23, 1993 with respect to the Revised QVC Offer and the Viacom Offer.
    56*  Opinion of Lazard dated December 21, 1993.
    57*  Notice of Termination dated December 22, 1993 delivered by
         Paramount to Viacom.
    58*  Exemption Agreement, dated as of December 22, 1993, between
         Viacom and Paramount.
    59* First Amendment, dated as of December 27, 1993, to Agreement and Plan of Merger, dated as of December 22, 1993, between Paramount and QVC.
    60*  Press Release issued by QVC on January 7, 1994.
    61*  Press Release issued by QVC on January 10, 1994.


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*Previously filed.

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EXHIBIT                          DESCRIPTION                           PAGE NO.
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    62*  Press Release issued by Paramount on January 7, 1994.
    63*  Press Release issued by Viacom on January 7, 1994.
    64*  Press Release issued by Viacom on January 9, 1994.
    65*  Letter from Wachtell, Lipton, Rosen & Katz to the Paramount
         Board dated January 11, 1994.
    66*  Letter from Shearman & Sterling to the Paramount Board dated
         January 12, 1994.
    67* Letter from Paramount to Wachtell, Lipton, Rosen & Katz dated January 13, 1994.
    68*  Press Release issued by Paramount on January 12, 1994.
    69*  Letter from Simpson Thacher & Bartlett to Shearman &
         Sterling and Wachtell, Lipton, Rosen & Katz dated January
         13, 1994.
    70* Letter to Stockholders of Paramount dated January 13, 1994 with respect to the Current QVC Offer and the Revised Viacom
         Offer.
    71*  Opinion of Lazard dated January 12, 1994.
    72*  Letter from Wachtell, Lipton, Rosen & Katz to Simpson
         Thacher & Bartlett dated January 14, 1994.
    73*  Letter from Simpson Thacher & Bartlett to Wachtell, Lipton,
         Rosen & Katz dated January 18, 1994.
    74* Letter from the Commission to Simpson Thacher & Bartlett dated January 15, 1994.
    75*  Press Release issued by Paramount on January 18, 1994.
    76*  Press Release issued by Viacom on January 18, 1994.
    77*  Press Release issued by QVC on January 19, 1994.
    78*  Notice of Termination dated January 21, 1994 delivered by
         Paramount to QVC.
    79*  Exemption Agreement, dated as of January 21, 1994, between
         QVC and Paramount.
    80*  Press Release issued by Paramount on January 21, 1994.
    81* Letter to Stockholders of Paramount dated January 24, 1994 with respect to the Current QVC Offer and the Revised Viacom
         Offer.
    82*  Opinion of Lazard dated January 21, 1994.
    83* Agreement and Plan of Merger, dated as of January 21, 1994, between Paramount and Viacom.
    84*  Voting Agreement, dated as of January 21, 1994, between
         Paramount and Amusements.
    85*  Letter from Viacom to Paramount dated January 19, 1994.
    86* Letter from Wachtell, Lipton, Rosen & Katz to Paramount dated January 20, 1994.
    87*  Letter from Shearman & Sterling to Paramount dated January
         21, 1994.
    88 Letter from Wachtell, Lipton, Rosen & Katz to Paramount dated January 24, 1994.
    89 Letter from Paramount to Wachtell, Lipton, Rosen & Katz dated January 24, 1994.
    90   Letter from Shearman & Sterling to Paramount dated January
         25, 1994.
    91   Letter from Paramount to Shearman & Sterling dated January
         25, 1994.

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*Previously filed.